UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Form U-13-60



                                  ANNUAL REPORT

                                 For the Period

              Beginning April 1, 2000 and Ending December 31, 2000



                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                              SCANA Services, Inc.
--------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company



                    Date of Incorporation: December 15, 1999

 State or Sovereign Power under which Incorporated or Organized: South Carolina

          Location of Principal Executive Offices of Reporting Company:

                                1426 Main Street
                         Columbia, South Carolina 29201

                   Name, title and address of officer to whom correspondence concerning this report should be addressed:

                                 Mark R. Cannon
                                   Controller
                                1426 Main Street
                               Columbia, SC 29201

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                                SCANA Corporation

                      INSTRUCTIONS FOR USE OF FORM U-13-60

     1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date of Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

     5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

     6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

     7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

     10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

     12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

          Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

          Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.







--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
                                                                                 Page
                                                                                Number
----------------------------------------------------------------                --------
                                                          -----------------------
                                                           Schedule or Account
Description of Schedules and Accounts                             Number
--------------------------------------------------------- -----------------------

    COMPARATIVE BALANCE SHEET                                    Schedule I         7
    SERVICE COMPANY PROPERTY                                     Schedule II        8
    ACCUMULATED PROVISION FOR DEPRECIATION
       AND AMORTIZATION OF SERVICE COMPANY PROPERTY              Schedule III      10
    INVESTMENTS                                                  Schedule IV       11
    ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                 Schedule V        12
    FUEL STOCK EXPENSES UNDISTRIBUTED                            Schedule VI       13
    STORES EXPENSE UNDISTRIBUTED                                 Schedule VII      14
    MISCELLANEOUS CURRENT AND ACCRUED ASSETS                     Schedule VIII     15
    MISCELLANEOUS DEFERRED DEBITS                                Schedule IX       16
    RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES          Schedule X        17
    PROPRIETARY CAPITAL                                          Schedule XI       18
    LONG-TERM DEBT                                               Schedule XII      19
    CURRENT AND ACCRUED LIABILITIES                              Schedule XIII     20
    NOTES TO FINANCIAL STATEMENTS                                Schedule XIV      21

    COMPARATIVE INCOME STATEMENT                                 Schedule XV       22
     ANALYSIS OF BILLING -ASSOCIATE COMPANIES                    Account 457       23
     ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                Account 458       24
     ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
        NONASSOCIATE COMPANIES                                   Schedule XVI      25
     SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION       Schedule XVII     27
     DEPARTMENTAL ANALYSIS OF SALARIES                           Account 920       31
     OUTSIDE SERVICES EMPLOYED                                   Account 923       32
     EMPLOYEE PENSIONS AND BENEFITS                              Account 926       34
     GENERAL ADVERTISING EXPENSES                                Account 930.1     35
     MISCELLANEOUS GENERAL EXPENSES                              Account 930.2     36
     RENTS                                                       Account 931       37
     TAXES OTHER THAN INCOME TAXES                               Account 408       38
     DONATIONS                                                   Account 426.1     39
     OTHER DEDUCTIONS                                            Account 426.5     41
     NOTES TO STATEMENT OF INCOME                                Schedule XVIII    42
---------------------------------------------------------------- -------------------------


------------------------------------------------------------------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                -----------
                                                               Page
                                                              Number
------------------------------------------------------------------------

Description of Reports or Statements
------------------------------------------------------------

  ORGANIZATION CHART                                            43


  METHODS OF ALLOCATION                                         43


  ANNUAL STATEMENT OF COMPENSATION FOR USE
     OF CAPITAL BILLED                                          50





--------------------------------------------------------------------------------


                                              ANNUAL REPORT OF SCANA Services, Inc.

------------------------------------------------------------------------------------------------------------------------
                                        SCHEDULE I - COMPARATIVE BALANCE SHEET
                   Give balance sheet of the Company as of December 31 of the current and prior year

---------------- ---------------------------------------------------------------------------- --------------------------
ACCOUNT          ASSETS AND OTHER DEBITS (Dollars in Thousands)                               AS OF DECEMBER 31
---------------- ---------------------------------------------------------------------------- --------------------------
                                                                                              CURRENT       PRIOR
                                                                                              ------------- ------------
                 SERVICE COMPANY PROPERTY
101              Service company property                                (Schedule II)          $14,729         $-
107              Construction work in progress                           (Schedule II)            19,005          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Total Property                                                         33,734          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------




108              Less accumulated provision for depreciation
                   and amortization of service company property          (Schedule III)            3,659          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Net Service Company Property                                           30,075          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 INVESTMENTS
123              Investments in associate companies                      (Schedule IV)               -            -
124              Other investments                                       (Schedule IV)               -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                          Total Investments                                                          -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 CURRENT AND ACCRUED ASSETS
131              Cash                                                                              8,694          -
134              Special deposits                                                                    -            -
135              Working funds                                                                       133          -
136              Temporary cash investments                              (Schedule IV)               -            -
141              Notes receivable                                                                    -            -
143              Accounts receivable                                                                 520          -
144              Accumulated provision for uncollectible accounts                                    -            -
146              Accounts receivable from associate companies            (Schedule V)              3,934          -
152              Fuel stock expenses undistributed                       (Schedule VI)              -             -
154              Materials and supplies                                                               76          -
163              Stores expense undistributed                            (Schedule VII)              -            -
165              Prepayments                                                                      1,705           -
174              Miscellaneous current and accrued assets                (Schedule VIII)          3,694           -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Current and Accrued Assets                                     18,756           -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 DEFERRED DEBITS
181              Unamortized debt expense                                                            -            -
184              Clearing accounts                                                                 1,665          -
186              Miscellaneous deferred debits                           (Schedule IX)               -            -
188              Research, development or demonstration expenditures     (Schedule X)                -            -
190              Accumulated deferred income taxes                                                   -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Deferred Debits                                                  1,665          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           TOTAL ASSETS AND OTHER DEBITS                                        $50,496         $-
================ ======================================================= ==================== ============= ============



                                              ANNUAL REPORT OF SCANA Services, Inc.

----------------------------------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                        Give balance sheet of the Company as of December 31 of the current and prior year

----------------- ------------------------------------------------------------------------------------ ---------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL (Dollars in Thousands)                           AS OF DECEMBER 31
----------------- ------------------------------------------------------------------------------------ ---------------------------
                                                                                                       CURRENT        PRIOR
                                                                                                       -------------- ------------
                  PROPRIETARY CAPITAL
201               Common stock issued                                              (Schedule XI)          $               $-
                                                                                                       1
211               Miscellaneous paid-in-capital                                    (Schedule XI)           35,950          -
215               Appropriated retained earnings                                   (Schedule XI)              -            -
216               Unappropriated retained earnings                                 (Schedule XI)              -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Proprietary Capital                                                       35,951         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  LONG-TERM DEBT
223               Advances from associate companies                                (Schedule XII)              -           -
224               Other long-term debt                                             (Schedule XII)            1,239         -
225               Unamortized premium on long-term debt                                                        -           -
226               Unamortized discount on long-term debt-debit                                                 -           -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Long-term Debt                                                             1,239         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  CURRENT AND ACCRUED LIABILITIES
231               Notes payable                                                                               -            -
232               Accounts payable                                                                           7,749         -
233               Notes payable to associate companies                             (Schedule XIII)            -            -
234               Accounts payable to associate companies                          (Schedule XIII)            -            -
236               Taxes accrued                                                                                 16         -
237               Interest accrued                                                                            -            -
238               Dividends declared                                                                          -            -
241               Tax collections payable                                                                     -            -
242               Miscellaneous current and accrued liabilities                    (Schedule XIII)           1,812         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                           Total Current and Accrued Liabilities                                             9,577         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  DEFERRED CREDITS
253               Other deferred credits                                                                     3,563         -
255               Accumulated deferred investment tax credits                                                 -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                             Total Deferred Credits                                                          3,563         -
----------------- ---------------------------------------------------------------- ------------------- --------------
                                                                                                                      ------------

282               ACCUMULATED DEFERRED INCOME TAXES                                                            166         -

                                                                                   ------------------- -------------- ------------
----------------- ----------------------------------------------------------------
                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                               $50,496         $-
================= ================================================================ =================== ============== ============





                                              ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------- ------------------ ------------- ----------------- -------------- --------------
                                                             BALANCE AT                                                   BALANCE AT
                                                             BEGINNING                     RETIREMENT         OTHER        CLOSE OF
                DESCRIPTION (Dollars in Thousands)            OF YEAR      ADDITIONS        OR SALES       CHANGES(1)        YEAR
--------- ----------------------------------------------- ----------------------------- ----------------- --------------------------

          SERVICE COMPANY
               PROPERTY

Account

301       ORGANIZATION                                        $-             $-                $-             $-                $-

303       MISCELLANEOUS INTANGIBLE PLANT                       -          4,826                 -          1,071             5,897

304       LAND AND LAND RIGHTS                                 -              -                 -              -                 -

305       STRUCTURES AND IMPROVEMENTS                          -              -                 -            146               146

306       LEASEHOLD IMPROVEMENTS                               -          2,451                 -              -             2,451

307       EQUIPMENT (2)                                        -            509                 -          1,678             2,187

308       OFFICE FURNITURE AND EQUIPMENT                       -            538                 -            294               832

309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                         -              -                 -             92                92

310       AIRCRAFT AND AIRPORT EQUIPMENT                       -              -                 -          1,810             1,810

311       OTHER SERVICE COMPANY PROPERTY (3)                   -          1,280                 8             42             1,314
--------- ----------------------------------------------- ------- -------------- ----------------- -------------- -----------------

                    SUB-TOTAL                                  -          9,604                 8          5,133            14,729
--------- ----------------------------------------------- ------- -------------- ----------------- -------------- -----------------

107       CONSTRUCTION WORK IN PROGRESS (4)                    -         19,005                 -              -            19,005
--------- ----------------------------------------------- ------- -------------- ----------------- -------------- -----------------

                     TOTAL                                    $-        $28,609                $8         $5,133           $33,734

--------- ----------------------------------------------- ------- -------------- ----------------- -------------- -----------------
-----------------------------------------------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     Transfers of assets from other system companies upon the formation of the service company

--------------------------------------------------------------------------------
(2)SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


--------------------------------------------------------------------------------
                                                                   BALANCE
                                                                   AT CLOSE
 SUBACCOUNT DESCRIPTION (Dollars in Thousands)     ADDITIONS       OF YEAR
-------------------------------------------------------------- -----------------

EDP Equipment                                         $508         $2,114
Office Data Handling Equipment                           1             73












                                                 ------------- -----------
                                          TOTAL          $509      $2,187
------------------------------------------------ -------------------------

(3)DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Capitalized computer leases






------------------------------------------------------------------------- ------
(4)DESCRIBE CONSTRUCTION WORK IN PROGRESS:

     Data processing systems







------------------------------------------------------------------------- ------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------
                                                                 SCHEDULE III
                             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- -------- ----------- ------------ ----------- ---------------------
                                                BALANCE AT   ADDITIONS                                 BALANCE AT
                                                           ------------------------------------------
                                                 BEGINNING  CHARGED TO                 OTHER CHANGES    CLOSE OF
              DESCRIPTION (Dollars in Thousands)  OF YEAR   ACCOUNT 403  RETIREMENTS  ADD (DEDUCT)(1)     YEAR
--------- ------------------------------------------------------------------------------------------- -----------

Account

301       ORGANIZATION                              $-          $-           $-                 $-          $-
303       MISCELLANEOUS INTANGIBLE PLANT              -          -            -              1,032       1,032
304       LAND AND LAND RIGHTS                        -          -            -                  -           -
305       STRUCTURES AND IMPROVEMENTS                 -          -            -                 65          65
306       LEASEHOLD IMPROVEMENTS                      -          -            -                  -           -
307       EQUIPMENT                                   -          -            7              2,134       2,127
308       OFFICE FURNITURE AND FIXTURES               -          -            -                224         224
309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                -          -            -                 50          50
310       AIRCRAFT AND AIRPORT EQUIPMENT              -          -            -                160         160
311       OTHER SERVICE COMPANY PROPERTY              -          -            -                  1           1
--------- ------------------------------------------------------------------------------------------- -----------
                                                    $-          $-            $7            $3,666      $3,659
--------- ------------------------------------------------------------------------------------------- -----------
----------------------------------------------------------------------------------------------------------------
(1)PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

$1,410 of the change is for current year additions charged to clearing accounts and other expense accounts as appropriate per the Uniform System of Accounts. $2,249 of the change is from transfers of asset balances from other system companies upon the formation of the service company.

--------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.

     Under Account 136, "Temporary Cash Investments", list each investment separately.

--------------------------------------------------------------------------------
                                                      BALANCE AT      BALANCE
                                                       BEGINNING      AT CLOSE
 DESCRIPTION (Dollars in Thousands)                     OF YEAR       OF YEAR
--------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES    $ -              $ -









ACCOUNT 124 - OTHER INVESTMENTS                      -                -












ACCOUNT 136 - TEMPORARY CASH INVESTMENTS             -                -









                                                   ------------------ ----------
                                     TOTAL         $-               $-
------------------------------------------- ------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                          BALANCE AT   BALANCE
                                                           BEGINNING   AT CLOSE
           DESCRIPTION (Dollars in Thousands)              OF YEAR    OF YEAR
----------------------------------------------------------------------------- --


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

  ServiceCare, Inc.                                         $-        $   421
  SCANA Propane Gas, Inc.                                    -              5
  SCANA Energy Marketing, Inc.                               -          1,430
  Primesouth Inc.                                            -            289
  SCANA Development Corporation                              -              3
  South Carolina Pipeline Corporation                        -            273
  SCANA Communications, Inc.                                 -            174
  SCANA Resources, Inc.                                      -              7
  Public Service Company of North Carolina, Incorporated     -          1,332
                                                       -------------- ----------
                                                  TOTAL     $-         $3,934
---------------------------------------------------------------------------- ---
                                                                        TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                    PAYMENTS
                                                                    ------------

SCANA Energy Marketing, Inc.                                          $1,792
South Carolina Pipeline Corporation                                        2
Public Service Company of North Carolina, Incorporated                    66





                                                                   -------------
                                                   TOTAL PAYMENTS     $1,860
------------------------------------------------------------------ -------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


------------------------------------------------------------------------
DESCRIPTION (Dollars in Thousands)       LABOR          EXPENSES         TOTAL
---------------------------------------------- --------------- ----------

ACCOUNT 152 - FUEL STOCK
              EXPENSES UNDISTRIBUTED       $-              $-              $-















                               --------------- ---------------- ---------------
                             TOTAL        $-              $-              $-
----------------------------------------------- --------------- ---------------

SUMMARY:





----------------------------------------------------------------------- -------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------
 DESCRIPTION (Dollars in Thousands)         LABOR      EXPENSES         TOTAL
------------------------------------------------------------------- ------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED   $-          $-              $-








                                       --------------- -------------------------
                                TOTAL        $-           $-             $-
-------------------------------------- --------------- -------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                 BALANCE AT       BALANCE
                                                  BEGINNING       AT CLOSE
DESCRIPTION (Dollars In Thousands)                OF YEAR        OF YEAR
------------------------------------------------------------------------- ------

ACCOUNT 174 -  MISCELLANEOUS CURRENT AND
                ACCRUED ASSETS

      Other work in progress                      $-              $1,467
      Prepaid software                             -                 443
      Unbilled clearing                            -               1,780
      Other (2 items)                              -                   4




                                        -------------------- --------------
                                 TOTAL          $-              $3,694
--------------------------------------- -------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                BALANCE AT     BALANCE
                                                 BEGINNING     AT CLOSE
 DESCRIPTION (Dollars in Thousands)              OF YEAR        OF YEAR
------------------------------------------------------------------------- ------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS     $-                $-












                                        -------------------- --------------
                                 TOTAL          $-                $-
------------------------------------- -------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------


DESCRIPTION (Dollars in Thousands)                         AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188 -  RESEARCH, DEVELOPMENT,
OR  DEMONSTRATION EXPENDITURES                                $-














                                                      ---------------
                                               TOTAL        $-
----------------------------------------------------- ---------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


-----------------------------------------------------------------------------------------------------------------
                                             SCHEDULE XI - PROPRIETARY CAPITAL
-----------------------------------------------------------------------------------------------------------------
                                                  NUMBER OF       PAR OR STATED            OUTSTANDING
           ACCOUNT                                 SHARES             VALUE              CLOSE OF PERIOD
                                                                                ---------------------------------
           NUMBER            CLASS OF STOCK      AUTHORIZED         PER SHARE    NO. OF SHARES     TOTAL AMOUNT
------------------------------------------------------------------------------------------------ ----------------
201                  COMMON STOCK ISSUED            1,000             No Par         1,000            $1,000
------------------------------------------------------------------------------------------------ ----------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
--------------------------------------------------------------------------------------------------------------
                                                  DESCRIPTION (Dollars in                        AMOUNT
                                Thousands)
---------------------------------------------------------------------------- --------------------- -----------


ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
                       Initial capitalization of company                                         $24,393
                       Supplemental capital contributions                                         11,557

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                          $-



                                                                                                ---------
                                                                                    TOTAL       $35,950
------------------------------ ---------------------- ---------------------- ------------------ ----------------



 INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------
                          BALANCE AT    NET INCOME                   BALANCE AT
                          BEGINNING         OR        DIVIDENDS         CLOSE
     DESCRIPTION           OF YEAR        (LOSS)         PAID          OF YEAR
--------------------------------------------------------------------------------

   ACCOUNT 216 --
   UNAPPROPRIATED
  RETAINED EARNINGS







                       ---------------------------------------------------------
        TOTAL                 $-            $-            $-             $-
--------------------------------------------------------------------------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                                         (Dollars in Thousands)
----------------------- -------------------------------------------------------
                             TERMS OF OBLIG
       NAME OF               CLASS & SERIES     DATE OF     INTEREST    AMOUNT
       CREDITOR               OF OBLIGATION     MATURITY      RATE    AUTHORIZED
                        --------------------------------------------------------
-----------------------

ACCOUNT 223- ADVANCES FROM
  ASSOCIATE COMPANIES:




ACCOUNT 224 - OTHER LONG-
  TERM DEBT:

O/E Systems, Inc.       master lease of      from 6 to   ranging          -
                          computer equipment   36 months   from 2.7%
                                                           to 3.1%







                                                   --------------- -------------
                                TOTAL
----------------------- -------------------------- --------------- -------------
(1) GIVE AN EXPLANATION OF DEDUCTIONS:
 Principal payments on capitalized lease.


--------------------------------------------------------------------------------
--------------------- --------------- -------------------- -----------------
     BALANCE AT                                                BALANCE
     BEGINNING                                                AT CLOSE OF
      OF YEAR           ADDITIONS       DEDUCTIONS (1)           YEAR
--------------------- --------------- --------------------
                                                           -----------------










         $-               $1,401             $162               $1,239









--------------------- --------------- -------------------- -----------------
         $-               $1,401             $162               $1,239
--------------------- --------------- -------------------- -----------------

----------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                              BALANCE AT      BALANCE
                                               BEGINNING      AT CLOSE
DESCRIPTION (Dollars in Thousands)              OF YEAR       OF YEAR
--------------------------------------------------------------------------- ----

ACCOUNT 233 -    NOTES PAYABLE TO ASSOCIATE
                 COMPANIES








                                        ------------------ ---------------
                                 TOTAL         $-                $-
--------------------------------------- ------------------ ---------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES











                                                   ---------------------------
                                            TOTAL         $-         $-
-------------------------------------------------- ---------------------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

     Accrued payroll                                      $-       $1,812




                                                   ---------------------------
                                            TOTAL         $-       $1,812
-------------------------------------------------- ---------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
           INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

     1. SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization was provided by SCANA Corporation through purchase of SCANA Services, Inc.'s common stock and the transfers of certain assets from SCANA system companies to SCANA Services, Inc.

     2. The financial statements are presented using the accrual method of accounting.

     3. Provisions for depreciation and amortization are recorded using the straight-line method and are based on the estimated service lives of the various classes of property.

     4. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.







--------------------------------------------------------------------------- -

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------

                                          SCHEDULE XV
                                      STATEMENT OF INCOME

--------------------------------------------------------------------------------
ACCOUNT           DESCRIPTION (Dollars in Thousands)   CURRENT YEAR  PRIOR YEAR
--------------------------------------------------------------------------------

         INCOME

457      Services rendered to associate companies     $154,015           $-
458      Services rendered to nonassociate companies        -             -
421      Miscellaneous income or loss                    (946)            -
                                                ---------------------
                                 Total Income         153,069             -
                                              --------------------- -------

         EXPENSE

901      Supervision customer accounting                  1,881              $-
902      Meter reading                                    3,018               -
903      Customer records and collections                21,817               -
905      Miscellaneous customer accounts                     901              -
907      Supervision customer service                       174               -
908      Customer assistance                              1,552               -
909      Informational and instructional advertising          11              -
910      Miscellaneous customer service                      451              -
911      Supervision sales activities                        536              -
912      Demonstrating and selling                        3,778               -
913      Advertising                                          84              -
916      Miscellaneous sales                                623               -
920      Salaries and wages                             34,506                -
921      Office supplies and expenses                   27,082                -
922      Administrative expense transferred - credit            -             -
923      Outside services employed                      15,808                -
924      Property insurance                                     1             -
925      Injuries and damages                             2,669               -
926      Employee pensions and benefits                  13,281               -
927      Franchise requirements                                 -             -
928      Regulatory commission expense                       532              -
929      Duplicate charges-credit                              (7)            -
930.1    General advertising expenses                      1,323              -
930.2    Miscellaneous general expenses                    3,658              -
931      Rents                                             8,253              -
932      Maintenance of structures and equipment             418              -
935      Maintenance of general plant                     2,544               -
403      Depreciation and amortization expense                  -             -
408      Taxes other than income taxes                     4,520              -
409      Income taxes                                         (81)            -
410      Provision for deferred income taxes                   81             -
411      Provision for deferred income taxes - credit            -            -
411.5    Investment tax credit                                   -            -
426.1    Donations                                         1,359              -
426.2    Life insurance                                   (1,420)             -
426.4    Civic, politic and related accounts                  989             -
426.5    Other deductions                                  2,577              -
427      Interest on long-term debt                              -            -
430      Interest on debt to associate companies                -             -
431      Other interest expense                              150              -

                                                   -------------- --------------
                                   Total Expense         153,069              -
                                                  --------------------- --------

                                                  --------------------- --------
                          Net Income or (Loss)                $-            $-
----------------------------------------------- --------------------- ----------





--------------- -------------------------------------- --------------------- ---

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


----------------------------------------------------------------------------------------------------

                                             ANALYSIS OF BILLING
                                             ASSOCIATE COMPANIES
                                                 ACCOUNT 457


------------------------------------------------------------------------------------------------
                                           DIRECT        INDIRECT      COMPENSATION  TOTAL
                                            COSTS          COSTS          FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY                  CHARGED        CHARGED       OF CAPITAL   BILLED
                                          ------------ -------------- ---------------
(Dollars in Thousands)                      457-1          457-2           457-3
------------------------------------------------------ -------------- --------------------------

South Carolina Electric & Gas Company         $76,863        $34,759        $-         $111,622
South Carolina Fuel Company, Inc.                 100              -          -             100
South Carolina Pipeline Corporation             1,088          3,167          -           4,255
Public Service Company of North Carolina,
    Incorporated                               15,722          4,790          -          20,512
SCANA Communications, Inc.                        962            138          -           1,100
SCANA Energy Marketing, Inc.                   11,924          1,700          -          13,624
ServiceCare, Inc.                               1,132            158          -           1,290
SCANA Resources, Inc.                             323              -          -             323
SCANA Development Corporation                      40              8          -              48
SCANA Petroleum Resources, Inc.                     5              5          -              10
SCANA Propane Services, Inc.                        1              -          -               1
SCANA Propane Gas, Inc.                             5              -          -               5
SCANA Corporation                              28,306       (28,306)          -               -
South Carolina Generating Company, Inc.             -            702          -             702
Primesouth Inc.                                     -            423          -             423



                          -------------- -------------- -------------------- ---------------
                      TOTAL       $136,471        $17,544          $-                 $154,015
------------------------- -------------- -------------- -------------------- ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                   ANALYSIS OF BILLING
                 NONASSOCIATE COMPANIES
                       ACCOUNT 458

--------------------------------------------------------------------------------
NAME OF          DIRECT      INDIRECT  COMPENSATION          EXCESS      TOTAL
NONASSOCIATE      COST         COST      FOR USE      TOTAL    OR        AMOUNT
COMPANY          CHARGED      CHARGED   OF CAPITAL    COST DEFICIENCY    BILLED
             ---------------------------------------       -------------
                  458-1        458-2      458-3              458-4
--------------------------------------------------------------------------------








       ---------------- ------------------------------------------------------
 TOTAL        $-              $-          $-         $-      $-        $-
----------------- ----------------------------- ----- ------------------------

     INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.


--------------------------------------------------------------------------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


------------------------------------------------------------------------------------------------------------------------------------

                                                                  SCHEDULE XVI
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                      ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSOCIATE COMPANY        NONASSOCIATE COMPANY               TOTAL CHARGES FOR
                                                           CHARGES                    CHARGES                          SERVICE
                                               ------------------------------------------------------------------------------
DESCRIPTION OF ITEMS  (Dollars in Thousands) DIRECT     INDIRECT              DIRECT  INDIRECT          DIRECT      INDIRECT
                                              COST        COST       TOTAL     COST     COST     TOTAL   COST         COST    TOTAL
----------------------------------------------------------- ---------- --------------------------- ------ --------- -----------

901     SUPERVISION CUSTOMER ACCOUNTING     $1,774    $107      $1,881      -        -         -      $1,774      $107      $1,881
902     METER READING                        2,827     191       3,018      -        -         -       2,827       191       3,018
903     CUSTOMER RECORDS AND COLLECTIONS    20,731   1,086      21,817      -        -         -      20,731     1,086      21,817
905     MISCELLANEOUS CUSTOMER ACCOUNTS        890      11         901      -        -         -         890        11         901
907     SUPERVISION CUSTOMER SERVICE           159      15         174      -        -         -         159        15         174
908     CUSTOMER ASSISTANCE                  1,484      68       1,552      -        -         -       1,484        68       1,552
909     INFORMATIONAL AND INSTRUCTIONAL
              ADVERTISING                       11       -          11      -        -         -          11         -          11
910     MISCELLANEOUS CUSTOMER SERVICE         413      38         451      -        -         -         413        38         451
911     SUPERVISION SALES ACTIVITIES           488      48         536      -        -         -         488        48         536
912     DEMONSTRATING AND SELLING            3,619     159       3,778      -        -         -       3,619       159       3,778
913     ADVERTISING                             84       -          84      -        -         -          84         -          84
916     MISCELLANEOUS SALES                    621       2         623      -        -         -         621         2         623
920     SALARIES AND WAGES                  33,000   1,506      34,506      -        -         -      33,000     1,506      34,506
921     OFFICE SUPPLIES AND EXPENSES        28,106 (1,024)      27,082      -        -         -      28,106   (1,024)      27,082
922     ADMINISTRATIVE EXPENSE TRANSFERRED -
             CREDIT                             -       -           -       -        -         -           -         -           -
923     OUTSIDE SERVICES EMPLOYED           16,074   (266)      15,808      -        -         -      16,074     (266)      15,808
924     PROPERTY INSURANCE                       1       -           1      -        -         -           1         -           1
925     INJURIES AND DAMAGES                 2,670     (1)       2,669      -        -         -       2,670       (1)       2,669
926     EMPLOYEE PENSIONS AND BENEFITS      13,390   (109)      13,281      -        -         -      13,390     (109)      13,281
927     FRANCHISE REQUIREMENTS                   -       -           -      -        -         -           -         -           -
928     REGULATORY COMMISSION EXPENSE          526       6         532      -        -         -         526         6         532
929     DUPLICATE CHARGES-CREDIT               (7)       -         (7)      -        -         -         (7)         -         (7)
930.1  GENERAL ADVERTISING EXPENSE           1,308      15       1,323      -        -         -       1,308        15       1,323
930.2  MISCELLANEOUS GENERAL EXPENSES        3,778   (120)       3,658      -        -         -       3,778     (120)       3,658
931     RENTS                                8,483   (230)       8,253      -        -         -       8,483     (230)       8,253
932     MAINTENANCE OF STRUCTURES AND                                       -        -         -
             EQUIPMENT                         418       -         418      -        -         -         418         -         418
----------------------------------------------------------- ----------- ------------------------------------- --------- -----------




---------------------------------------------- -------------------------------- ---------------------------------------------------
                                                        ASSOCIATE COMPANY               NONASSOCIATE COMPANY     TOTAL CHARGES FOR
                                                             CHARGES                           CHARGES                SERVICE
                                               -----------------------------------------------------------------------------
DESCRIPTION OF ITEMS                            DIRECT    INDIRECT           DIRECT  INDIRECT           DIRECT  INDIRECT
                                                 COST       COST      TOTAL   COST     COST     TOTAL    COST     COST     TOTAL
---------------------------------------------- ---------- -------- --------- ------- ------- -------- -------- -------- --------

935     MAINTENANCE OF GENERAL PLANT              $2,634    $(90)      $2,544   -      -         -       $2,634    $(90)   $2,544
403     DEPRECIATION AND AMORTIZATION EXPENSE          -        -           -   -      -         -            -        -        -
408     TAXES OTHER THAN INCOME TAXES              4,489       31       4,520   -      -         -        4,489       31    4,520
409     INCOME TAXES                                (81)        -        (81)   -      -         -         (81)        -     (81)
410     PROVISION FOR DEFERRED INCOME TAXES           81        -          81   -      -         -           81        -       81
411     PROVISION FOR DEFERRED INCOME TAXES -
             CREDIT                                    -        -           -   -      -         -            -        -        -
411.5   INVESTMENT TAX CREDIT                          -        -           -   -      -         -            -        -        -
426.1   DONATIONS                                  1,359        -       1,359   -      -         -        1,359        -    1,359
426.2   LIFE INSURANCE                           (1,420)        -     (1,420)   -      -         -      (1,420)        -  (1,420)
426.4  CIVIC, POLITIC AND RELATED ACCOUNTS           978       11         989   -      -         -          978       11      989
426.5   OTHER DEDUCTIONS                           1,831      746       2,577   -      -         -        1,831      746    2,577
427      INTEREST ON LONG-TERM DEBT                    -        -           -   -      -         -            -        -        -
431      OTHER INTEREST EXPENSE                      150        -         150   -      -         -          150        -      150
                                                                                -      -         -
----------------------------------------------
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
------------------------------------------------------------
                                                           ---------- --------- ------- ------ ----------- ---------- --------

                           TOTAL EXPENSES =    150,869   2,200     153,069     -     -      -     150,869       2,200    153,069
                                                ------------------ ----------- --------------- ---------- ----------- -----------

       COMPENSATION FOR USE OF EQUITY CAPITAL =      -     -            -      -     -      -      -          -           -
                                                ------------------ ----------- --------------- ---------- ----------- -----------

 430 INTEREST ON DEBT TO ASSOCIATE COMPANIES =      -     -            -       -     -      -      -          -           -
                                                ------------------ ----------- --------------- ---------- ----------- -----------
                    TOTAL COST OF SERVICE =  $150,869   $2,200    $153,069        $-    $-    $-    $150,869       $2,200   $153,069
--------------------------------------------------------------- ------------- ------------------------------------------ -----------



                                              ANNUAL REPORT OF SCANA Services, Inc.

                                              For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                                             SCHEDULE XVII
                                                                   SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                  BY
                                                                    DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                     -------------------------------------------------------------------------------
             DESCRIPTION OF ITEMS          TOTAL  OVER- INFORMATION  CUSTOMER  MARKETING  EMPLOYEE              FINANCIAL
            (Dollars in Thousands)        AMOUNT  HEAD   SERVICES    SERVICES  AND SALES  SERVICES  PROCUREMENT SERVICES  REGULATORY
            -
---------------------------------------------------- ------------- ------- ------------------------------------------------

901   SUPERVISION CUSTOMER ACCOUNTING        $1,881   -        74      1,806       $-            $-       $-           $-       $-
902   METER READING                           3,018   -        86      2,931        -             -        -            -        -
903   CUSTOMER RECORDS AND COLLECTIONS       21,817   -       105     17,997       13           155        1        3,462        -
905   MISCELLANEOUS CUSTOMER ACCOUNTS           901   -         -        874        1            24        -            2        -
907   SUPERVISION CUSTOMER SERVICE              174   -         -        116       58             -        -            -        -
908   CUSTOMER ASSISTANCE                     1,552   -         -        507      662             -        -            2        -
909   INFORMATIONAL AND INSTRUCTIONAL
            ADVERTISING                          11   -         -          -        -             -        -            -        -
910   MISCELLANEOUS CUSTOMER SERVICE            451   -         -        412       37             -        -            1        -
911   SUPERVISION SALES ACTIVITIES              536   -         -         21      515             -        -            -        -
912   DEMONSTRATING AND SELLING               3,778   -         1         40    3,735             -        -            2        -
913   ADVERTISING                                84   -         -          6       76             -        -            2        -
916   MISCELLANEOUS SALES                       623   -         -          2      192             -        6           20        -
920   SALES AND SALARIES                     34,506   -     1,314      3,331    1,593         2,567      999       14,534      384
921   OFFICE SUPPLIES AND EXPENSES           27,082   -       672      4,596      359         1,296      160        7,593       73
922   ADMINISTRATIVE EXPENSE TRANSFERRED -
           CREDIT                                -    -        -          -        -             -        -            -        -
923   OUTSIDE SERVICES EMPLOYED             15,808    -    2,145        118       74         2,154        1        2,098        -
924   PROPERTY INSURANCE                         1    -        -          1        -             -        -            -        -
925   INJURIES AND DAMAGES                   2,669    -        -          -        -             -        -            -        -
926   EMPLOYEE PENSIONS AND BENEFITS        13,281    -      262      3,723      988         2,474      284        2,688      112
927   FRANCHISE REQUIREMENTS                     -    -        -          -        -             -        -            -        -
928   REGULATORY COMMISSION EXPENSE            532    -        4          1        -             -        -          267      116
929   DUPLICATE CHARGES-CREDIT                 (7)    -      (7)          -        -             -        -            -        -
930.1GENERAL ADVERTISING EXPENSE             1,323    -        -          2       13             1        1          161        -
930.2MISCELLANEOUS GENERAL EXPENSES          3,658    -        9         55      522            58        -          274        -
931   RENTS                                  8,253    -       29         19      188           233       93          233       66
932   MAINTENANCE OF STRUCTURES AND
           EQUIPMENT                           418    -       98         12        -             -        -           10        -
----------------------------------------------------- ------------- ---------- -------- ------------- -------- ---------------------



------------------------------------------------------ -----------------------------------------------------------------------------
                                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                       -----------------------------------------------------------------------------
DESCRIPTION OF ITEMS (Dollars in Thousands)  TOTAL  OVER- INFORMATION CUSTOMER MARKETING  EMPLOYEE              FINANC`AL
                                             AMOUNT HEAD   SERVICES   SERVICES AND SALES  SERVICES  PROCUREMENT  SERVICES REGULATORY
--------------------------------------------------- ------------- ---------- -------- --------- ----------- --------- -----------

935  MAINTENANCE OF GENERAL PLANT            2,544    -       81         49        -             7          22        12          -
403  DEPRECIATION AND AMORTIZATION EXPENSE       -    -        -          -        -             -           -         -          -
408  TAXES OTHER THAN INCOME TAXES           4,520    -      114      1,126      306           208          78     1,741         30
409  INCOME TAXES                                              -          -        -             -           -      (81)          -
                                   (81)
410  PROVISION FOR DEFERRED INCOME TAXES        81    -        -          -        -             -           -        81          -
411  PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                 -    -        -          -        -             -           -         -          -
411.5INVESTMENT TAX CREDIT                       -    -        -          -        -             -           -         -          -
426.1DONATIONS                               1,359    -        1          1        5             3           -         1          -
426.2LIFE INSURANCE                        (1,420)    -        -          -        -       (1,664)           -       243          -
426.4CIVIC, POLITIC AND RELATED ACCOUNTS       989    -        -          -        -            17           -         -
426.5OTHER DEDUCTIONS                        2,577    -       42        101       12           449          15       209          2
427   INTEREST ON LONG-TERM DEBT                 -    -        -          -        -             -           -         -          -
430   INTEREST ON DEBT TO ASSOCIATE
             COMPANIES                           -    -        -          -        -             -           -         -          -
431   OTHER INTEREST EXPENSE                   150    -        -          -       27           123           -         -          -

------------------------------------------------
INSTRUCTION:  Indicate each department or service
function. (see Instruction 01-3 General Structure
of Accounting System:  Uniform System Account)
---------------------------------- ---------- ------- --------- -------- --------- ------------ ------------ ---------

                      TOTAL EXPENSES =   $153,069  $5,030   $37,847   $9,376    $8,105       $1,660      $33,555      $783
---------------------------------- ---------- ------- --------- -------- --------- ------------ ------------ ---------

---------------------------------- ---------- ------- --------- -------- --------- ------------ ------------ ---------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                                          SCHEDULE XVII
                                                                SCHEDULE OF EXPENSE DISTRIBUTION
                                                                               BY
                                                                 DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
                                                                       DEPARTMENT OR SERVICE FUNCTION
                   -----------------------------------------------------------------------------------------------------------------
                                                         LAND AND
ACCOUNT              PUBLIC                  INVESTOR   FACILITIES                       STRATEGIC       EXECUTIVE      OPERATIONAL
NUMBER               AFFAIRS      LEGAL      RELATIONS  MANAGEMENT     ENVIRONMENTAL      PLANNING       SERVICES         SUPPORT
------------------------------- ---------- -----------------------------------------------------------------------------------------
(Dollars in Thousands)

901                  $1         $-             $-            $-                $-             $-              $-                $-
902                   -          -              -             -                 -              -               -                 1
903                   -          -              -             -                 -              -               -                84
905                   -          -              -             -                 -              -               -                 -
907                   -          -              -             -                 -              -               -                 -
908                   -          -              -             -                 -              -             381                 -
909                   1          -              -            10                 -              -               -                 -
910                   -          -              -             -                 1              -               -                 -
911                   -          -              -             -                 -              -               -                 -
912                   -          -              -             -                 -              -               -                 -
913                   -          -              -             -                 -              -               -                 -
916                  75          -              -             -                 -              -             328                 -
920               1,666      2,837            364           132               415            415           2,404             1,551
921               1,749      1,994            172           155               137            170           3,004             4,952
922                   -          -              -             -                 -              -               -                 -
923                 160      8,297            172            14               196             54             162               163
924                   -          -              -             -                 -              -               -                 -
925                   -      2,669              -             -                 -              -               -                 -
926                 456        818             98           106               204            122             549               397
927                   -          -              -             -                 -              -               -                 -
928                   -        137              -             -                 -              -               7                 -
929                   -          -              -             -                 -              -               -                 -
930.1             1,122          -              -             -                 -              -               -                23
930.2                 1        903            332             -                 -          1,112             377                15
931                 362        375              1         5,593                63            169             689               140
932                   -          -              -             -                 -              -               -               298
935                   -         13              -         1,285               238              -               -               837
403                   -          -              -             -                 -              -               -                 -
------------------------ ---------- -------------- ------------- ----------------- -------------- --------------- -----------------




------------------------------------------------------------------------------------------------------------------------------------
                                                                DEPARTMENT OR SERVICE FUNCTION
        -----------------------------------------------------------------------------------------------------------------------
                                                    LAND AND
ACCOUNT   PUBLIC                  INVESTOR         FACILITIES                    STRATEGIC     EXECUTIVE      OPERATIONAL
NUMBER   AFFAIRS      LEGAL      RELATIONS         MANAGEMENT    ENVIRONMENTAL    PLANNING      SERVICES         SUPPORT
-------------------- --------- --------- ------------- ---------------- ----------- -------------- ----------------
408             154       228        29            39               58           34            187               188
409               -         -         -             -                -            -              -                 -
410               -         -         -             -                -            -              -                 -
411               -         -         -             -                -            -              -                 -
411.5             -         -         -             -                -            -              -                 -
426.1           980         -         -             1                -            -            367                 -
426.2             -         -         -             -                -            -              1                 -
426.4           938         1         -             -                -            -             33                 -
426.5           472       141        70           353               15           21            602                73
427               -         -         -             -                -            -              -                 -
430               -         -         -             -                -            -              -                 -
431               -         -         -             -                -            -              -                 -

        ------------ --------- --------- ------------- ---------------- ------------ -------------- -----------------
             $8,137   $18,413    $1,238        $7,688           $1,327       $2,097         $9,091            $8,722
-------------------- --------- --------- ------------- ---------------- ---------------- -------------- -----------------






                                              ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                                                            ACCOUNT 920



---------------------------------------------
                                             ---------------------------------------------------------------------------------------
             NAME OF DEPARTMENT                                       DEPARTMENTAL SALARY EXPENSE                          NUMBER
                                             -----------------------------------------------------------------------------
                                                                               INCLUDED IN AMOUNTS BILLED TO              PERSONNEL
                                                             ---------------------------------------------------------------------
    Indicate each department or service        TOTAL             PARENT                   OTHER              NON           END OF
                 function.
           (Dollars in Thousands)              AMOUNT           COMPANY                 ASSOCIATES       ASSOCIATES         YEAR
------------------------------------------------------------ -------------------- -------------------- -----------------------------

  Information Services                               $1,314        $-                   $1,314             $-               403
  Customer Services                                   3,331         -                    3,331               -              637
  Marketing and Sales                                 1,593         -                    1,593               -              112
  Employee Services                                   2,567         -                    2,567               -               97
  Procurement                                           999         -                      999               -               51
  Financial Services                                 14,534         -                   14,534               -              236
  Regulatory                                            384         -                      384               -               11
  Public Affairs                                      1,666         -                    1,666               -               48
  Legal                                               2,837         -                    2,837               -               93
  Investor Relations                                    364         -                      364               -               14
  Land and Facilities Management                        132         -                      132               -               66
  Environmental                                         415         -                      415               -               24
  Strategic Planning                                    415         -                      415               -               10
  Executive Services                                  2,404         -                    2,404               -               35
  Operational Support                                 1,551         -                    1,551               -               70







                                             ----------
                                             ---------- -------------------- ------------- ---------------------------------
                                       TOTAL        $34,506             $-              $34,506             $-            1,907
--------------------------------------------- -------------- ------------------------- ------------- -------------------------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------------------------
                                                            RELATIONSHIP
                                                        -------------------------
                                                          "A" = ASSOCIATE
             FROM WHOM PURCHASED           ADDRESS      "NA" = NON ASSOCIATE        AMOUNT (in Thousands)
--------------------------------------------------------------------------------- ------------------------
Leadership Training:
   Centacs                                                       NA                  $62
   Clemson University                                            NA                   40
                                                                                  -------
                                                                                  -------
                                                                                     102
                                                                                  -------
                                                                                  -------

Accounting & Auditing Services:
   Deloitte & Touche                                             NA                  774
   Arthur Andersen LLP - Carolinas                               NA                   93
   Pricewaterhouse                                               NA                  200
                                                                                  -------
                                                                                  -------
                                                                                   1,067
                                                                                  -------
                                                                                  -------
Banking Services:
   Bank of America                                               NA                  107
   Branch Banking & Trust                                        NA                   53
   Chase Manhattan                                               NA                  111
   First Union Bank                                              NA                   98
   National Bank                                                 NA                   50
   The Bank of New York                                          NA                   65
   Wachovia                                                      NA                  184
                                                                                  -------
                                                                                  -------
                                                                                     668
                                                                                  -------
                                                                                  -------
Payroll and Benefits Administration &
  Maintenance:
   ADP, Inc.                                                     NA                  135
   Towers Perrin                                                 NA                  771
   Allsup, Inc.                                                  NA                   45
   Levi Ray & Shoup, Inc.                                        NA                   33
   Capital Resource Advisors                                     NA                   42
   LCG Associates, Inc.                                          NA                   40
   William M. Mercer, Inc.                                       NA                   45
                                                                                  -------
                                                                                  -------
                                                                                   1,111
                                                                                  -------
                                                                                  -------

Computer Services:
   AVAYA, Inc.                                                   NA                   47
   Ciber, Inc.                                                   NA                   89
   Deborah Bass & Associates, Inc.                               NA                  146
   Digiterra, Inc.                                               NA                  309
   Keane Pittsburg Inc.                                          NA                  149
   Premier Alliance Group Inc.                                   NA                   48
   Support Technologies, Inc.                                    NA                   50
   Trupoint Technologies                                         NA                  141
   Pelican Technology Partners                                   NA                   37
   Blencowe Computers                                            NA                   32
                                                                                  -------
                                                                                  -------
                                                                                   1,048
                                                                                  -------
                                                                                  -------
Consulting:
   The Norton Group                                              NA                   31
   Titan Technology                                              NA                  864
   Van Rickland Clary - CDP                                      NA                   48
   Hewitt Associates LLC                                         NA                  249
   J A Wright                                                    NA                  432
   Jordan Consulting                                             NA                   35
   Weltner Communications                                        NA                  149
   The Ruffin Group                                              NA                   40
   Boyce C Morrow Jr.                                            NA                   50
   Consultis of Charlotte                                        NA                  156
   Leader Institute                                              NA                   71
   Manpower Temporary Service                                    NA                   75
                                                                                  -------
                                                                                  -------
                                                                                   2,200
                                                                                  -------
                                                                                  -------
Waste Disposal:
   Safety-Kleen                                                  NA                   45
                                                                                  -------
                                                                                  -------

Employment Services:
   Adecco Employment Services                                    NA                  223
   Korn/Ferry International                                      NA                   70
   John Shell Associates                                         NA                   26
                                                                                  -------
                                                                                  -------
                                                                                     319
                                                                                  -------
                                                                                  -------
Engineering Services:
  General Engineering                                            NA                   42
                                                                                  -------
                                                                                  -------

Insurance Services:
   South Carolina Second Injury Fund                             NA                  185
                                                                                  -------
                                                                                  -------

Legal Services:
   Cameron McKenna LLP                                           NA                  841
   Carter, Ledyard & Milburn                                     NA                  174
   Gignilliat Savitz & Bettis                                    NA                   62
   Jones Day Reavis & Pogue                                      NA                  500
   Kilpatrick Stockton LLP                                       NA                  411
   LeBoeuf, Lamb, Greene & Macrae                                NA                  279
   McDermott, Will & Emery                                       NA                  491
   McDonald, McKenzie, Rubin, Miller, Lybran                     NA                   29
   McNair Law Firm                                               NA                  283
   Moore & Van Allen PLLC                                        NA                   89
   Nelson Mullins Riley & Scarborough                            NA                  305
   Nexsen Pruet Jacobs & Pollard                                 NA                   46
   Patricia T Smith                                              NA                  254
   Richardson & Birdsong                                         NA                   42
   Sinkler & Boyd                                                NA                  103
   Smith, Galloway, Lyndall & Fuchs, LLP                         NA                   49
   The Regulatory Law Group                                      NA                  108
   Thelen Reid & Priest LLP                                      NA                   71
   Webb Stuckey & Lindsay LLC                                    NA                  466
   Willoughby & Hoefer PA                                        NA                  196
   Winston & Strawn                                              NA                   33
   Womble Carlyle Sandridge & Rice                               NA                  106
                                                                                  -------
                                                                                  -------
                                                                                   4,938
                                                                                  -------
                                                                                  -------
Parking Facility Services:
   City of Columbia                                              NA                  103
                                                                                  -------
                                                                                  -------

Printing Services:
   R L Bryan Company                                             NA                  174
                                                                                  -------
                                                                                  -------

Rating Services:
   Moody's Investor                                              NA                   64
   Standard & Poor                                               NA                   94
                                                                                  -------
                                                                                  -------
                                                                                     158
                                                                                  -------
                                                                                  -------
Security Services:
   Coastal International                                         NA                1,876
                                                                                  -------
                                                                                  -------

All Others less than $25,000 (546 items)                         NA                1,772
                                                                                  -------
                                                                                  -------


---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                        TOTAL                                     $15,808
---------------------------------------------- ------------ ------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

       -------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

       -------------------------------------------------------------------------

     INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

       ----------------------------------------------------------------------


           DESCRIPTION                                   AMOUNT (in Thousands)
       ------------------------------------------- --------------------------

       Pension Plan                                                   $2,086
       Key Employee Retention Program                                  1,185
       Group Insurance                                                 6,634
       Stock Purchase Plan                                             2,554
       Disability                                                        151
       Education and Tuition Assistance                                   93
       Recreational Clubs                                                 94
       Employee Assistance Program                                        29
       Parking                                                            47
       Others                                                            408















                                                   --------------------------
                                            TOTAL                    $13,281
       ------------------------------------------- --------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------


 DESCRIPTION                    NAME OF PAYEE              AMOUNT (in Thousands)
-------------------------------- -------------------------------- --------------

Media Campaign                   360 Inc.                           $20
Media Campaign                   Chernoff/Silver                    135
Project Management               Chernoff/Silver                     91
Media Buys                       Chernoff/Silver                    581
Convention Marketing             FBS Card Service                     4
Employment Advertising           JWG Associates                       4
Print Media Advertising          SouthComm                            3
Print Media Advertising          Thomas McCants                       5
Hurricane Brochure               WCSC, Inc                           20
Print Media Advertising          Wray Ward Laseter                  153
Media Research                   Wray Ward Laseter                   92
Project Management               Wray Ward Laseter                   11
Customer Retention Study         Arbor Inc                           21
Web Site Evaluation              Burke CSA                           21
Print Media Advertising          Black Pages USA                     20
Radio Advertising                Thomas McCants                      12
Radio Advertising                SC Sea Grant Consortium             10
                                 Others                             105





-------------------------------- ---------------- ---------------
                                                  TOTAL          $1,308
-------------------------------- ----------------------- ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

   -----------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

   -----------------------------------------------------------------------------

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

   -----------------------------------------------------------------------------

                    DESCRIPTION                           AMOUNT (in Thousands)
   ---------------------------------------------------------------- ------------

   Industry association dues                                     $1,142
   Board of Directors expenses                                      817
   Miscellaneous labor                                               26
   Computer systems expenses                                        303
   Travel expenses (including meals)                                111
   Postage                                                           90
   Utilities                                                         11
   Equipment leasing                                                 60
   Annual meeting of shareholders expenses                           93
   Credit evaluation services                                       165
   Investment services                                               91
   Focus groups                                                     235
   Liability insurance                                                9
   Licensing and permits                                             40
   Advertising                                                       15
   Servicing securities                                             265
   Non-charitable contributions                                      19
   Education                                                          2
   Other miscellaneous expenses                                     164




   ------------------------------------------------------
                                                        TOTAL    $3,658
   ----------------------------------------------------------- ------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

             -------------------------------------------------------------------

                                                                 RENTS
                                                              ACCOUNT 931

             -------------------------------------------------------------------
             INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

             -------------------------------------------------------------------


                          TYPE OF PROPERTY               AMOUNT (in Thousands)
             -------------------------------------------------------------------

             Office space                                            $8,091
             Communications towers                                       36
             Communications equipment                                    25
             Computers                                                   80
             Equipment                                                   21




                                                          ---------------------
                                               TOTAL                  $8,253
             ---------------------------------------- -------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

     ---------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

     ---------------------------------------------------------------------------

     INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

     ---------------------------------------------------------------------------


                           KIND OF TAX         AMOUNT (in Thousands)
     ---------------------------------------------------------------------------

     Other than U. S. Government Taxes:
         Business License                                $782
         State Unemployment Tax                            38
                                                          820
     U. S. Government Taxes:
         Social Security and Medicare Tax               3,648
         Unemployment Tax                                  52
                                                        3,700

















                                           -------------------------
                                    TOTAL              $4,520
     ------------------------------------- -------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------------------


                   NAME OF RECIPIENT             PURPOSE OF DONATION         AMOUNT (in Thousands)
---------------------------------------------------------------------------------------------------

Alston Wilkes Society                            Capital Campaign                     $10
Benedict College                                 Sponsorship                            5
Carolinas Minority Supplier Development Council  Sponsorship                            5
Celebrate Freedom Celebration                    Sponsorship                            5
Columbia Chamber of Commerce                     Sponsorship                           10
South Carolina Chamber of Commerce               Sponsorship                           70
S. C. Black Chamber of Commerce                  Sponsorship                            4
Charleston Southern University                   Sponsorship                            5
Charleston Stage Company, Inc.                   Sponsorship                            7
Children's Chance                                Corporate Contribution                 3
Clemson University Foundation                    Corporate Contribution               110
College of Charleston                            Scholarship sponsorship                3
Columbia City Ballet                             Sponsorship                            9
Columbia College                                 Sponsorship                           10
Committee for Growth Management                  Sponsorship                           25
Columbia Communities in Schools                  Corporate Contribution                 4
Congaree Girl Scout Council                      Sponsorship                            4
Congaree Land Trust                              Sponsorship                            3
Cystic Fibrosis Foundation                       Sponsorship                            5
EdVenture                                        Sponsorship                           20
Charleston First Night                           Sponsorship                            3
First Steps                                      Sponsorship                          100
George Rogers Foundation                         Sponsorship                            5
Town of Harleyville                              Corporate Contribution                 5
Historic Ricefields Association                  Sponsorship                            5
Independent Colleges & Universities              Scholarship Sponsorship               15
March of Dimes                                   Sponsorship                            3
SC Conference of NAACP Branches                  Corporate Contribution                 4
New Horizon Family Care Center                   Sponsorship                            5
Nuturing Center                                  Corporate Contribution                 5
Palmetto Health Alliance                         Sponsorship                           20
SC Attorney General's Father of the Year Award   Sponsorship                            4
SC Business Center for Excellence in Education   Sponsorship                            3
SC Center for Family Policy                      Sponsorship                            5
SC District Export Council                       Sponsorship                            5
SC Law Enforcement Officers Association          Sponsorship                            5
SC Philharmonic Orchestra                        Sponsorship                            5
Spoleto Festival USA                             Sponsorship                           25
Wayne Sterling                                   Sponsorship                            4
The McKay Urology Research Endowment             Sponsorship                            6
Trident Community Foundation                     Sponsorship                           10
United Way of the Midlands                       Corporate Contribution               113
Trident United Way                               Corporate Contribution                54
Columbia Urban League                            Sponsorship                            5
University of South Carolina                     Scholarship sponsorship                3
USC Educational Foundation                       Corporate Contribution               150
Port Royal YMCA                                  Corporate Contribution                 6
Advantage West North Carolina                    Corporate Contribution                 5
City of Gastonia                                 Corporate Contribution                 5






Exploris                                         Corporate Contribution               10
Forestview High School PTA                       Corporate Contribution               10
Gardner Webb University                          Corporate Contribution                5
Gaston County Education                          Corporate Contribution                5
Gaston County Family YMCA                        Corporate Contribution                5
Gaston County Schools                            Corporate Contribution               10
Greater Gastonia Development Council             Corporate Contribution                8
March of Dimes                                   Corporate Contribution                7
NC Center for Public Policy Research Inc.        Corporate Contribution                5
North Carolina Citizens for Business and IndustryCorporate Contribution               69
North Carolina State Education                   Corporate Contribution               19
North Carolinians for Educational Opportunity    Corporate Contribution                5
Partnership for Tomorrow                         Corporate Contribution                6
Research Triangle Regional Partnership           Corporate Contribution               10
Gaston County Salvation Army                     Corporate Contribution                5
The Community Foundation                         Corporate Contribution               50
The Salvation Army Heat Care                     Corporate Contribution               44
United Arts Council                              Corporate Contribution                4
West Gastonia Youth Board                        Corporate Contribution                5
YMCA Asheville                                   Corporate Contribution                5
Others less than $3,000 (214 items)              Corporate Contribution              172
---------------------------------------------------------------------------------- --------
                                                                          TOTAL   $1,359
---------------------------------------------------------------------------------------- --


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------
                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

     INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------


            DESCRIPTION              NAME OF PAYEE        AMOUNT (in Thousands)
------------------------------------------------------------------------- ------

Miscellaneous non-operating labor and benefits                       $1,186
Contributions and sponsorships                                          272
Customer and employee family events                                      77
Facility maintenance                                                     75
Utilities                                                                52
Land sales expense                                                      166
Survey and construction costs                                            75
Consulting                                                               84
Legal                                                                    23
Computer leases                                                          26
Vehicle expenses                                                         38
Travel and meal expenses                                                 29
Printing                                                                 12
Computer resources                                                       56
Non-deductible lobbying                                                  42
Other                                                                   364









---------------------------------------------------------- -------------------
                                                    TOTAL              $2,577
---------------------------------------------------------- -------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------
                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------
INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------
     See Notes to Financial Statements on page 21.

--------------------------------------------------------- ----------------------

                     ANNUAL REPORT OF SCANA Services, Inc.

                               Organization Chart

President and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Deputy General Counsel

Secretary

Treasurer

Controller

Executive for South Carolina Retail Utility Operations

Executive for Communications Operations and Governmental
Affairs

Senior Vice President for Human Resources

Executive for Marketing

Vice President for Information Services and Technology

Officer for Corporate Compliance and Internal Affairs

Vice President for Governmental Affairs and Economic Development

Vice President for Market Development and Delivery




                      ANNUAL REPORT OF SCANA Services, Inc.

                              Methods of Allocation

                            Form of Service Agreement

     This Service Agreement (this "Agreement") is entered into as of the ____ day of __________, by and between [insert name of subsidiary], a __________ corporation (the "Company") and SCANA Service Company, a South Carolina corporation ("SCANA Service").

     WHEREAS, SCANA Service is a direct or indirect wholly owned subsidiary of SCANA Corporation;

     WHEREAS,  SCANA  Service  has been  formed  for the  purpose  of  providing
administrative,   management  and  other  services  to   subsidiaries  of  SCANA
Corporation; and

     WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Service;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     I.   SERVICES.   SCANA   Service   supplies,   or  will   supply,   certain
administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Service.

     II. PERSONNEL. SCANA Service provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

     If necessary, SCANA Service, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

     III. COMPENSATION AND ALLOCATION. As and to the extent required by law, SCANA Service provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.


IV. [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS.

   (A) PSNC hereby agrees that:

     (1) it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

     (2) it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

     (3) it will not incur a charge hereunder except for charges determined in accordance with Rules 90 and 91 of the Act.

     (B) PSNC and SCANA Service acknowledge that as a result of the agreements contained in Sections IV(A)(1) and (A)(3), PSNC will not accept services from SCANA Service if the cost to be charged for such service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

     V. TERMINATION AND MODIFICATION. The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Service. SCANA Service may terminate this Agreement by providing 60 days written notice of such termination to the Company.

     This Agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement [For contract with PSNC only: and any subsequent modifications thereof].

     VI. SERVICE REQUESTS. The Company and SCANA Service will prepare a Service Request on or before _____________ of each year listing services to be provided to the Company by SCANA Service and any special arrangements related to the provision of such services for the coming year, based on services provided during the past year. The Company and SCANA Service may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Service, and the arrangements relating thereto.

     VII. BILLING AND PAYMENT. Unless otherwise set forth in a Service Request, payment for services provided by SCANA Service shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Service. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

     VIII. NOTICE. Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                    1.        To the Company:

                              ====================
                              ====================

                    2.        To SCANA Service:

                              ====================
                              ====================

     IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

     X. MODIFICATION. No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

     XI. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

     XII. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

     XIII. ASSIGNMENT. This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations hereunder may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

     XIV. SEVERABILITY. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this ________ day of _________.

                              SCANA SERVICE COMPANY


                                   By:       _____________________________
                                             Name:
                                             Title:

                                   [Subsidiary]


                                   By:
                                             Name:
                                             Title:

                                    EXHIBIT I

           Description of Services, Cost Accumulation, Assignment and
                          Allocation Methodologies for

                              SCANA Service Company

     This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Service Company ("SCANA Service") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

     SCANA Service maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Service employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

     SCANA Service costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

           1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

           2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

           3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

         The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

           1. Information Systems Chargeback Rates - Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           2. Margin Revenue Ratio - "Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

           3. Number of Customers Ratio - A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           4. Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           5. Three-Factor Formula - This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           6. Telecommunications Chargeback Rates - Rates for use of telecommunications services other than those encompassed by Information Systems Chargeback Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           7. Gas Sales Ratio - A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

     A description of each of the services performed by SCANA Service, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity.

     1. Information Systems Services - Provides electronic data processing services. Costs of a general nature are allocated using the Information Systems Chargeback Rates.

     2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

     3. Marketing and Sales - Establishing strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

     4. Employee Services - Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio.

     5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Number of Employees Ratio.

     6. Purchasing - Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

     7. Financial Services - Provides treasury, accounting, tax, financial planning, rate and auditing services services. Costs of a general nature are allocated using the Three-Factor Formula.

     8. Risk Management - Provides insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three-Factor Formula.

     9. Public Affairs - Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula.

     10. Legal Services - Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Three-Factor Formula.

     11. Investor Relations - Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Three-Factor Formula.

     12. Telecommunications - Provides telecommunications services, primarily the use of telephone equipment. Costs are allocated using the Telecommunications Chargeback Rates.

     13. Gas Supply and Capacity Management - Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

     14. Strategic Planning - Develops corporate strategies and business plans. Costs of a general nature are allocated using the Three- Factor Formula.

     15. Executive - Provides executive and general administrative services. Costs of a general nature are allocated using the Three-Factor Formula.

                                   EXHIBIT II

                         FORM OF INITIAL SERVICE REQUEST

     The undersigned requests all of the services listed in Exhibit I from SCANA Service Company, except for _______________________________________. The services requested hereunder shall commence on _____________ and be provided through ________________.

                                 [Subsidiary]


                                 By:       ______________________________
                                           Name:
                                           Title:


                                   EXHIBIT C-2

                              SCANA Service Company
                             Policies and Procedures

     SCANA Service Company ("SCANA Service") will provide administrative, management and other services to the subsidiaries and business units within SCANA Corporation ("Client Entities") in accordance with the terms of Service Agreements. SCANA Service will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated in the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     SCANA Service and each Client Entity will enter into a Service Agreement that will set forth, in general terms, the services to be performed by each organization in SCANA Service directly for or on behalf of each Client Entity. Pursuant to the Service Agreement, SCANA Service and each Client Entity will prepare Service Request forms designed to provide guidance as to the service expectations of the parties thereto. The Service Request forms will be reviewed annually, or more often if necessary. The Service Agreements will be approved by authorized representatives of SCANA Service and the management of each Client Entity.

Service Requests will typically contain the following information:

1. Type and Scope of Services
2. Any Cost Parameters
3. Payment Terms
4. Applicable Contingencies

Accounting System

     SCANA Service will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the Client Entity for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more Client Entities using an approved methodology. The system will also generate all necessary Client Entity billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies prescribed by the 1935 Act, as modified to include additional account numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific Client Entities and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that the SCANA Service incurs. Accordingly, SCANA Service will maintain a time-entry subsystem that enables SCANA Service employees to accurately assign hours worked to the appropriate Account Codes. All SCANA Service employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve timesheets. Information from the timesheets will be entered into the time-entry subsystem no later than the last pay period to which it relates. Charges for labor will be made at each employee's effective hourly rate and will include the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur in the beginning of March and will be conducted by accounting professionals to ensure understanding of the new coding procedures. All employees (both from SCANA Service and Client Entities) who code time and expenses will be included in this training. Ongoing support and follow-up will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided during the May time frame to ensure understanding of coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, the SCANA Service will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, SCANA Service employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     SCANA Service costs will be directly charged, distributed or allocated to Client Entities in the manner prescribed below.

      1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly charged to such Client Entity.

      2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

      3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated to such Client Entities by application of one or more approved allocation methods.

Billing

     Monthly, SCANA Service will prepare and submit a bill to each Client Entity for services rendered. At a minimum, the bill will itemize the cost of each service charged to the Client Entity. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each Client Entity is responsible for reviewing the bill from SCANA Service to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the system, SCANA Service will assist the Client Entities, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. SCANA Service will put in place processes and applicable systems designed to provide information to Client Entities regarding services provided and related costs. The information should enable the Client Entities to determine if they have been billed consistent with the terms of the Service Agreements.

Accounting Department Responsibilities

     The SCANA Service Accounting Department will be responsible for administering, monitoring and maintaining the processes by which SCANA Service costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

      1.   Coordinate the preparation of Service Requests

      2.   Control the establishment and use of SCANA Service Account Codes

      3. Review and evaluate the reasonableness of monthly bills to each Client Entity

      4.   Assist Client Entities with the review and validation of charges

     The Accounting Department will update all allocations used by the SCANA Service annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

Dispute Resolution

     In the event disputes arise between the SCANA Service and the Client Entity over amounts billed, the Accounting Department and representatives of the Client Entity will attempt to resolve the issues. If necessary, the Chief Financial Officer will mediate. Unresolved disputes will be referred to Senior Management for final disposition.

Internal Review

     The Audit Services Department will conduct periodic audits of the SCANA Service administration and accounting processes. The audits will include examinations of Service Agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for. In addition, Service Request and Agreement policies, operating procedures and controls will be evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, SCANA Service will establish appropriate benchmarking measures and a customer review process. The customer review process will allow for input from the Client Entities as to the volume and value of the products and services provided by SCANA Service. This review will be part of the annual budget development process and the completion of the Service Requests and Agreements.


                      ANNUAL REPORT OF SCANA Services, Inc.

           Annual Statement of Compensation for Use of Capital Billed


                  NA

                      ANNUAL REPORT OF SCANA Services, Inc.


                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                 SCANA Services, Inc.
                        -----------------------------------------------------
                                       (Name of Reporting Company)

               By:               s/M. R. Cannon
                        -----------------------------------------------------
                                      (Signature of Signing Officer)

                                   Controller
                            (Printed Name and Title of Signing Officer)

Date: April 27, 2001
     ---------------------------------------